Rochdale Core Alternative Strategies Fund LLC

The Transaction

On July 2, 2012, the Rochdale Core Alternative Strategies Fund LLC’s Adviser, Rochdale Investment Management LLC, and City National Bank (“City National”), a wholly-owned subsidiary of City National Corporation, signed an agreement pursuant to which City National acquired 100% ownership of the Adviser’s Parent Company (the “Transaction”).  On the closing date of the Transaction, the Adviser became a wholly-owned subsidiary of City National.